U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

October, 2003

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

November 18, 2003

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97

Name of entity

Argosy Minerals Inc

ACN or ARBN

Quarter ended ("current quarter")

ARBN 073 391 189	30 September 2003

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $C	Year to date (9 months) $C

1.1	Receipts from product sales and related debtors	-	-

1.2	Payments for (a) exploration and evaluation	(302,163)	(1,055,366)
	(b) development	-	-
	(c) production	-	-
	(d) administration	45,646	(1,669,590)

1.3	Dividends received	-	-

1.4	Interest and other items of a similar nature received	85,647	283,416

1.5	Interest and other costs of finance paid	-	-

1.6	Income taxes paid (capital taxes paid)	(167)	(334)

1.7	Other (provide details if material)	-	-

	Net Operating Cash Flows	(171,037)	(2,441,874)

	Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	(11,371)

1.9	Proceeds from sale of: (a) prospects (Kremnica Gold a.s.)	-	500,000
	(b) equity investments-marketable securities	-	55,524
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-

1.11	Loans repaid by other entities	-	-

1.12	Other (provide details if material)	-	-

	Net investing cash flows	-	544,153

1.13	Total operating and investing cash flows (carried forward)	(171,037)	(1,897,721)

	Cash flows related to financing activities	-	-

1.14	Proceeds from issues of shares, options, etc.	-	-

1.15	Proceeds from sale of forfeited shares	-	-

1.16	Proceeds from borrowings	-	-

1.17	Repayment of borrowings	-	-

-	Dividends paid	-	-

1.19	Other (provide details if material)	-	-

	Net financing cash flows	-	-

	Net increase (decrease) in cash held	(171,037)	(1,897,721)

1.20	Cash at beginning of quarter/year to date	8,371,389	9,938,135

1.21	Exchange rate adjustments to item 1.20	69,685	229,623

1.22	Cash at end of quarter (see note 1)	8,270,037	8,270,037

Note 1: C$ 8,270,037 converted at the exchange rate applicable at September 30, 2003 of approximately 0.92 equals

A$ 9,003,000.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $C

1.23	Aggregate amount of payments to the parties included in item 1.2	227,804

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors' fees, for management and consulting fees and for the provision of staff in Australia and staff and office facilities in Canada.  The provision of staff in Australia and Canada is charged at cost.  In addition the Company re-imburses expense incurred on Company business.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000

3.1	Loan facilities	N/A	N/A

3.2	Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	500,000

4.2	Development	-

	Total	500,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C

5.1	Cash on hand and at bank	867,816	443,929

5.2	Deposits at call	7,402,221	7,927,460

5.3	Bank overdraft	NIL	NIL

5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	8,270,037	8,371,389

5.4  Details:

Changes in interests in mining tenements

		Tenement reference	Nature of interest	Interest at beginning of quarter	Interest at end of quarter

6.1	Interests in mining tenements relinquished, reduced or lapsed	N/A	N/A	N/A	N/A

6.2	Interests in mining tenements acquired or increased	N/A	N/A	N/A	N/A

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	Preference +securities (description)	N/A

7.2	Issued during quarter	N/A

7.3	+Ordinary securities			N/A	N/A
		95,969.105	94,159,044

7.4	Issued during quarter	NIL			N/A

7.5	+Convertible debt securities (description and conversion factor)	N/A

7.6	Issued during quarter	N/A		N/A

				Exercise Price	Expiry Date
7.7	Options (description and conversion factor)			See Appendix I

7.8	Issued during quarter	Nil Nil Nil	Nil Nil Nil	See Appendix I

7.9	Exercised during quarter

7.10	Expired/cancelled during quarter

7.11	Debentures (totals only)	Nil	Nil	Nil	Nil

7.12	Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada.

2

This statement does give a true and fair view of the matters disclosed.

Sign here:              ____________                            Date:          October 28, 2003

             (Director/Company secretary)

Print name:                Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3

The definitions in, and provisions of, AASB 1022:  Accounting for Extractive Industries and AASB 1026:  Statement of Cash Flows apply to this report.

4

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Argosy Minerals Inc

Additional Information

APPENDIX I

Item  7.7 - Options

The Appendix 5B Report for this quarter is an integral part of this summary and is attached

QUARTER ENDING SEPTEMBER 30, 2003 - SUMMARY OF ACTIVITIES AND EXPENDITURES

In the quarter ending September 30th 2003 Argosy made significant progress on its core project - the Albetros Diamond Project in Namaqualand South Africa, where sampling via large diameter drilling (LDA) and the processing of concentrates in order to assess the diamond potential of the gravels will commence in late October.

SUMMARY OF ACTIVITIES

  Exploration continued at Albetros.

  New projects evaluated.

  Sale of Kremnica Gold Project closed.

SUMMARY OF EXPENDITURES

Site Office, Salaries and Travel	$ 13,512
Project Option Fees	116,707
Drilling, Assessment and Data	95,876
Legal, Accounting and Consultants	76,068
$ 302,163

DIAMONDS  - NAMAQUALAND, SOUTH AFRICA - ALBETROS PROJECT

Argosy continued exploration on its Albetros Project, which it holds under an option agreement with Albetros Inland Diamond Exploration (Pty) Ltd. ("Albetros").  Pursuant to the option agreement, Argosy has the right to acquire Albetros for R20 million (C$4M) by making monthly payments of R150,000 (C$30,000) until February 28, 2004.  In the event that Argosy exercises the option, the purchase price of R20 million less all option fees paid to the date of exercise of the option, will be settled in 2 tranches, the first on or before February 28, 2004 and the second on or before June 1, 2004.

Results from exploration drilling are summarized below:

PHASE TWO DRILLING

This drilling programme focussed on the north west of the Albetros project area on the farms Predikant Vlei and Joumat where palaeo-channels and raised gravel terraces were previously identified.

Drilling totalled 1 383m from 47 holes with the thickest gravel intersection of 4.7m encountered at a depth of 23m and the shallowest gravels intersected at a depth of 6.9m.  The average gravel thickness intersected is 1.2m.  Selected gravel samples were tested for grain size distribution, clast composition and rounding to better understand local geological processes and for future metallurgical requirements.  The high degree of clast angularity and limited "exotic" clasts are typical of diamond bearing gravels in this area.

The second round of drilling was aimed at low topographic areas that offered the best chance for hosting gravels within acceptable stripping limits.  In addition, a traverse of drill holes was targeted along the southern boundary of Predikant Vlei to locate the palaeochannel that De Beers' Namaqualand Mines has targeted in bulk sampling to the south.

Drilling has defined at least four major palaeo-channels in the project area, a complex interacting system of fossil rivers possibly related to the early evolution of the Buffels River.  The gravels intersected are in channels ranging from 70m - 150m wide, are open along strike and occur at depths averaging 27m.  Basal gravels have also been encountered occupying wide bedrock depressions and coarse perched gravel deposits are also present. These channels exit to the west into Kareedoorn Vlei, an area currently being mined by De Beers as part of its Namaqualand coastal operations.

PHASE 3 DRILLING

Phase 3 drilling focussed on further defining the previously discovered gravel deposits by infill drilling and further investigated the previously reported Megalodon Channel, a massive palaeo-river channel, likely to be of Cretaceous age.

The drilling programme totalling 3 159m from 107 holes, focused on the farms Predikant Vlei and Joumat.  This brings the total metres drilled to 5 848m in 205 holes since the drilling commenced earlier this year.  Drill hole locations are shown on the attached map.

Predikant Vlei - (Megalodon and Sidewinder South Channels)

The large scale Megalodon Channel traverses the western portion of Predikant Vlei over 3.3kms.  Drilling was conducted over the northernmost 1.8kms along 200m spaced lines and at 100m hole intervals.  This major, well incised channel varies from 400m to 700m in width and has well developed, concentrate rich gravels up to 5.2m thick consistently across the channel floor.  The abundance of +1mm concentrate, predominantly stavrolite, reflects favourable trap site conditions for diamonds.

The portion of the Megalodon Channel drilled to date is estimated to host a gravel resource of 5.1 million tonnes. The gravel deposit on Predikant Vlei is considered in the Indicated Resource category as per JORC code based on sample density and on its geological continuity.  There is potential for a further 2.5 million tonnes in the southern channel extension, where previous reconnaissance drilling has proven increasing overburden depth.

Joumat - (Sidewinder North Channel)

Previous drilling of the 137 - 148masl channel on Joumat, one of several Megalodon tributaries so far identified, indicated a minimum 5 kms strike length.  Drilling has confirmed a tight meander loop and focused on the western outlet channel, which has been termed the Sidewinder deposit, with a revised gravel estimate of 2.2 million tonnes.

Gravel Estimate

Drilling to date at Albetros has resulted in an initial gravel estimate of approximately 15 million tonnes in well defined palaeochannels.

LARGE DIAMETER DRILL PROGRAMME

Results to date are very encouraging and will be followed up with a large diameter drilling programme for bulk sampling purposes.  This initial bulk sampling is expected to generate grade and diamond valuation estimates for a variety of gravel types from the various palaeochannel deposits.  This data will define the viability of the project.

The bulk sample programme of the gravel deposits encountered to date will be conducted using a large diameter (2.5m) Bauer BG 36 drill rig.  Up to 11.2t of sample per metre of gravel can be excavated using this technology.  The programme is scheduled to commence in late October and will continue for up to two months.  A cluster of three holes will be drilled at each of the 8 - 10 sample sites selected on Predikant Vlei and Joumat.

Argosy is encouraged that the robust gravel resource on Predikant Vlei and gravel estimates on Joumat may prove economic given the extent of diamond mining conducted both east and west of the Albetros project.

MUSONGATI PROJECT

The Musongati Project remains under force majeure, consequently, no work can be conducted in Burundi.  Argosy remains in close communication with experts in both South Africa and Burundi regarding progress and political developments in order to facilitate a return to the country as soon as it is determined safe to put personnel on the ground.

ARBITRATION

On February 10, 2003, Argosy released an update on the status of arbitration between Argosy, its subsidiary, Balzan Investment Limited and NN Investment Holdings SA.  There is no further information on the status of the arbitration at this time.

NEW PROJECT OPPORTUNITIES

Although the primary focus has been on the Albetros Project, Argosy continues to seek and evaluate new projects.  During the quarter Argosy maintained its project evaluation focus on diamonds and precious metals, specifically gold and platinum group metals.  Several gold projects were evaluated in North America and Eurasia, but as a result of a stringent due diligence process none were deemed viable for further exploration.  This process continues in the current quarter with gold opportunities in North America currently under investigation.

GOLD in SLOVAKIA

The sale of the Kremnica Gold Project in the Slovak Republic to Tournigan Gold Corporation ("Tournigan") closed on 23 July, 2003 and Tournigan has paid CDN$500,000 to Argosy.

29° 25'S
17° 05'E
17° 10'E
To Port Nolloth
240
314
226
224
220
CHANNEL 1
246
CHANNEL 2
191
SIDEWINDER DEPOSIT
KAREEDOORN VLEI 177
278
200
211
200
CHANNEL 3
JOUMAT 178
175
29° 30'S
165
MINING BY DE BEERS
144
CHANNEL 4
173
ROODE VLEY 189
PREDIKANT VLEI 190
MEGALODON CHANNEL
130
124
162
140
154
182
169
140
140
140
131
DE BEERS BULK SAMPLING
29° 35'S
ARGOSY MINERALS INC.
DRILL LOCATIONS
ALBETROS
0
5Km
To Kleinsee
argosy/hugh map.dgn